P.E. 9/30/01



02012240

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

U.S. POST OFFICE
DELAYED

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period September 2001 File No. 0-29978

JAN 2 8 2002

VERENA MINERALS CORPORATION
(Name of Registrant)

8 King Street East, Suite 1700, Toronto, Ontario, CANADA M5C 1B5
(Address of principal executive offices)

PROCESSED
FEB 1 1 2002
THOMSON FINANCIAL

1. Interim Financial Statements for the Period Ended September 30, 2001
   a. Consolidated Balance Sheets as at 9/30/01 and 12/31/00
   b. Consolidated Statements of Operations and Deficit For the nine month period ended September 30, 2001 and September 30, 2000
   c. Notes to Consolidated Financial Statements

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

VERENA MINERALS CORPORATION
(Registrant)

December 6, 2000
Date

By 
Edward J. Badida, Chief Financial Officer



VERENA MINERALS CORPORATION
Consolidated Balance Sheets
(Unaudited)

	September 30, 2001	December 31, 2000
Assets		
Current assets		
Cash and cash equivalents	$ 175,035	$ 8,015
Accounts receivable and prepaid expenses	316,625	185,115
	491,660	193,130
Mineral properties and deferred costs	4,056,252	3,839,763
Capital assets	223,994	225,049
Other long-term assets	131,635	142,403
	$ 4,903,541	$ 4,400,345
Liabilities		
Current liabilities		
Loan payable	$ -	$ 82,615
Accounts payable and accrued liabilities	641,130	1,126,148
Due to director	-	104,392
	641,130	1,313,155
Convertible debenture	450,000	-
	1,091,130	1,313,155
Shareholder's equity		
Share capital		
Common Shares	14,215,881	13,219,941
Deficit	(10,403,470)	(10,132,751)
	3,812,411	3,087,190
	$ 4,903,541	$ 4,400,345

The accompanying notes are an integral part of the consolidated financial statements

VERENA MINERALS CORPORATION

Consolidated Statements of Operations and Deficit
For the nine month period ended September 30
(Unaudited)

	2001	2000
Revenue		
Interest and other income	$ 8,260	$ 6,008
	8,260	6,008
Expenses		
Administration	257,776	232,457
Interest	20,148	22,171
Amortization	1,055	2,450
	278,979	257,078
Loss for the period	(270,719)	(251,070)
Deficit - Beginning of period	(10,132,751)	(7,101,180)
Deficit - End of period	$(10,403,470)	$(7,352,250)
Loss per share for the period	$ (0.010)	$ (0.010)

Consolidated Statements of Cash Flows
For the nine month period ended September 30
(Unaudited)

	2001	2000
Cash provided by (used in)		
Operating activities		
Loss for the period	$ (270,719)	$ (251,070)
Adjustment for amortization	1,055	2,450
	(269,664)	(248,620)
Changes in non-cash working capital	(582,778)	(492,295)
	(852,442)	(740,915)
Investing activities		
Increase in capital assets	-	(15,419)
Decrease in other long-term assets	10,768	56,000
Decrease (increase) in mineral properties and deferred costs	(216,489)	147,461
	(205,721)	188,042
Financing activities		
Issue of shares	962,190	445,450
Convertible debenture	450,000	-
Decrease in borrowings	(187,007)	(108,810)
	1,225,183	336,640
Increase (decrease) in cash and cash equivalents during the period	167,020	(216,233)
Cash and cash equivalents - Beginning of period	8,015	243,597
Cash and cash equivalents - End of period	$ 175,035	$ 27,364

The accompanying notes are an integral part of the consolidated financial statements

VERENA MINERALS CORPORATION
Notes To Consolidated Financial Statements
(Unaudited)
September 30, 2001

1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Verena's consolidated financial statements included in the Annual Report for the year ended December 31, 2000.

The accounting policies and methods of application are consistent with those used in the 2000 audited financial statements. Certain prior year balances have been reclassified to conform with the current year's basis of presentation.

2. Convertible Debenture

The Company completed a second private placement of a convertible debenture for $450,000. The convertible debenture will accrue interest at the rate of 10.5% per year. The convertible debenture is convertible for two years from issuance at the rate of $0.30 per unit. Each unit on conversion consists of one common share and one-half of a common share purchase warrant. Each whole warrant is exercisable for a period of two years from issuance at an exercise price of $0.35 during the first year and $0.40 thereafter to acquire one common share of Verena. Verena may force the conversion of the convertible debenture if its common shares trade for 20 consecutive trading days at over $0.50 during the first year after issue and at over $0.55 during the second year after issue.

3. Capital Stock

As of September 30, 2001, the Company has 30,561,646 Common Shares issued and outstanding, 3,487,500 Common Share Purchase Warrants outstanding and 5,584,451 Common Share Purchase Options outstanding and exercisable at prices ranging from $0.14 to $1.25 per Common Share. If the Convertible Debenture had been converted and all Common Share Purchase Warrants and Common Share Purchase Options had been exercised on September 30, 2001, the Company would have 41,133,597 Common Shares issued.